UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 25)*

BALLY’S CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

05875B106

(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Standard General L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,849,849

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,849,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,849,849

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
Soohyung Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,019

	8	SHARED VOTING POWER
8,849,849

	9	SOLE DISPOSITIVE POWER
26,019

	10	SHARED DISPOSITIVE POWER
8,849,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,875,868

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

AMENDMENT NO. 25 TO SCHEDULE 13D
This Amendment No. 25 to Schedule 13D (the “Amendment”) relates to Common Stock, par value $0.01 per share (“Common Stock”), of Bally’s Corporation, a Delaware corporation (the “Issuer” or the “Company”). This Amendment is being filed to amend the Schedule 13D that was originally filed on March 29, 2019 and amended on June 26, 2019, July 15, 2019, August 2, 2019, November 19, 2019, February 13, 2020, February 20, 2020, August 7, 2020, September 17, 2020, November 20, 2020, December 15, 2020, March 30, 2021, April 6, 2021, April 16, 2021, April 22, 2021, August 11, 2021, October 8, 2021, December 9, 2021, January 25, 2022, May 5, 2022, July 15, 2022, July 29, 2022, March 11, 2024, March 19, 2024 and July 26, 2024 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.
This Amendment is being filed to amend and supplement Items 5 and 6 of the Schedule 13D as set forth below.
Item 5. Interest in Securities of the Issuer
(a) and (b) See Items 7-13 of the cover pages and Item 2 above.
(c) On September 30, 2024, the Issuer granted to Mr. Kim 2,899 immediately vested restricted shares of the Issuer’s Common Stock and on October 18, 2024, a private investment vehicle managed by Standard General distributed 1,740,000 shares of the Issuer’s Common Stock in accordance with the terms of the investment vehicle for no consideration.  Other than such grant and distribution, the Reporting Persons did not effect any transactions in shares of the Issuer’s Common Stock during the sixty day period prior to the filing of this Amendment.  The percentages reported herein are based on a statement in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on October 17, 2024, that there were 40,663,281 shares of the Issuer’s Common Stock outstanding as of October 9, 2024.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by adding the following at the end thereof:
The shares of Common Stock of the Issuer reported as beneficially owned by Mr. Kim includes 3,571 shares that are subject to a holding period ending April 18, 2025 and 15,372 restricted shares subject to (i) vesting under the Issuer’s 2021 Equity Incentive Plan upon the earlier of May 16, 2025 and the date of the Issuer’s 2025 annual meeting of stockholders and (ii) a one-year holding period.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 18, 2024

STANDARD GENERAL L.P.

	By:	/s/ Joseph Mause
	Name:	Joseph Mause
	Title:	Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim